UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D	Page 1 of 11 pages

1	Names of Reporting Persons American Tower Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,670,657[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,670,657[1]
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,657[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%[2]
14	Type of Reporting Person CO

[1]

Comprised of (i) 2,500,000 shares of Class A Common Stock of AST SpaceMobile, Inc. (the “Issuer”) and (ii) 2,170,657 common units (the “LLC Units”) of AST & Science LLC (“AST LLC”). In addition, the Reporting Persons beneficially own 2,170,657 shares of Class B Common Stock of the Issuer (the “Class B Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Persons may redeem or exchange one common unit of AST LLC for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

[2]

This calculation is based on 53,920,657 shares of Class A Common Stock outstanding, which is the sum of (i) 51,729,704 outstanding shares of Class A Common Stock as of April 6, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 12, 2021 (the “8-K”) and (ii) 2,170,657 LLC Units redeemable for Class A Common Stock on a one-to-one basis from and after April 6, 2022 beneficially owned by the Reporting Persons.

CUSIP No. 00217D100	13D	Page 2 of 11 pages

1	Names of Reporting Persons ATC TRS II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,670,657[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,670,657[1]
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,657[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%[2]
14	Type of Reporting Person CO

[1]

Comprised of (i) 2,500,000 shares of Class A Common Stock of the Issuer and (ii) 2,170,657 LLC Units. In addition, the Reporting Persons beneficially own 2,170,657 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Persons may redeem or exchange one common unit of AST LLC for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

[2]

This calculation is based on 53,920,657 shares of Class A Common Stock outstanding, which is the sum of (i) 51,729,704 outstanding shares of Class A Common Stock as of April 6, 2021, as reported by the Issuer in the 8-K and (ii) 2,170,657 LLC Units redeemable for Class A Common Stock on a one-to-one basis from and after April 6, 2022 beneficially owned by the Reporting Persons.

CUSIP No. 00217D100	13D	Page 3 of 11 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706. Prior to the Business Combination (as defined below), the Issuer was known as New Providence Acquisition Corp. (“NPA”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by American Tower Corporation, a Delaware corporation (“American Tower”), and ATC TRS II LLC, a Delaware limited liability company (“TRS II” and, together with American Tower, the “Reporting Persons”). The business address of the Reporting Persons is 116 Huntington Avenue, Boston, Massachusetts 02116. The Reporting Persons’ primary business is the leasing of space on communications sites to wireless service providers, radio and television broadcast companies, wireless data providers, government agencies and municipalities and tenants in a number of other industries. The securities reported in this Schedule 13D are held directly by TRS II, which is a wholly-owned subsidiary of American Tower.

TRS II, Abel Avellan, Invesat LLC (“Invesat”), Vodafone Ventures Limited (“Vodafone”), Rakuten Mobile USA Service Inc. (“Rakuten”) and New Providence Management LLC (“NPA Sponsor” and together with TRS II, Mr. Avellan, Invesat, Vodafone and Rakuten, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Parties, other than the Reporting Persons, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between the Reporting Persons and the other Stockholder Parties, see Item 4 below.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

Pursuant to the Equity Purchase Agreement (as defined below) and in connection with the Business Combination, the Reporting Persons received 2,170,657 LLC Units (as defined below) and 2,170,657 shares of the Issuer’s Class B Common Stock. In connection with the

CUSIP No. 00217D100	13D	Page 4 of 11 pages

PIPE (as defined below) and Subscription Agreement (as defined below), the Reporting Persons purchased 2,500,000 shares of Class A Common Stock at a price of $10.00 per share. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

Business Combination

On April 6, 2021 (the “Closing Date”), pursuant to an equity purchase agreement (the “Equity Purchase Agreement”), dated as of December 15, 2020, by and among AST & Science, LLC (“AST LLC”), NPA, NPA Sponsor, Abel Avellan, Tom Severson, Invesat, Vodafone, TRS II, Rakuten Mobile Singapore PTE. LTD, Samsung Next Fund LLC (“Samsung” and, together with Mr. Avellan, Mr. Severson, Invesat, Vodafone, TRS II and Rakuten Mobile Singapore PTE. LTD., the “Existing Equityholders”), and Abel Avellan in his capacity as a representative of the Existing Equityholders, NPA reorganized as an umbrella partnership-C corporation structure, in which substantially all of the operating assets of the Issuer’s business are held by AST LLC, and the Issuer’s only asset is its equity interest in AST LLC (collectively with all the transactions contemplated by the Equity Purchase Agreement, the “Business Combination”). As a result of the Business Combination, the Reporting Persons received 2,170,657 shares of the Issuer’s Class B Common Stock and 2,170,657 LLC Units.

PIPE

On December 15, 2020, TRS II entered into a subscription agreement (the “Subscription Agreement”) with NPA pursuant to which it purchased 2,500,000 shares of Class A Common Stock at a price of $10.00 per share on the Closing Date (the “PIPE”). The Subscription Agreement requires that the Issuer file a registration statement providing for resales of the securities purchased in the PIPE within 30 days of the Closing Date.

A&R Operating Agreement

In connection with the Business Combination, the Issuer, AST LLC and the Existing Equityholders entered into a Fifth Amended and Restated Limited Liability Company Operating Agreement of AST LLC (the “A&R Operating Agreement”), which, among other things: (i) appointed the Issuer as the managing member of AST LLC and (ii) restructured the capitalization of AST to, among other things, authorize the issuance of the AST common units (the “LLC Units”) to the Issuer.

The A&R Operating Agreement and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST LLC Units and shares of Class B Common Stock, subject to certain exceptions. From and after April 6, 2022, the Reporting Persons may redeem or exchange one common unit of AST LLC for one share of Class A Common Stock or, at the

CUSIP No. 00217D100	13D	Page 5 of 11 pages

election of the Issuer (in the Issuer’s capacity as Managing Member of AST LLC), a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer (provided that the amount of any cash settlement is limited to the net proceeds from any issuance of shares of Class A Common Stock for the purpose of satisfying such settlement).

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer and the Stockholder Parties entered into a stockholders’ agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties agreed to vote all securities of the Issuer that may be voted in the election of the Issuer’s board of directors (the “Board”) held by each in accordance with the provisions of the Stockholders’ Agreement. On the Closing Date, the Board will initially consist of 13 directors, with two director seats being vacant, which Mr. Avellan may fill at any time. The Stockholder Parties will have the right to nominate directors as follows: (a) Mr. Avellan may nominate seven members to the Board, including the two initial vacancies which Mr. Avellan has the right to fill, (b) Invesat, Vodafone, NPA Sponsor and TRS II each may nominate one member to the Board, and (c) Rakuten may nominate two members to the Board. The Stockholder Parties will respectively agree to vote for each of the foregoing nominees. Also pursuant to the Stockholders’ Agreement, the Stockholder Parties will agree to take all necessary action to cause Mr. Avellan to be the chairperson of the Board.

Additionally, the Stockholders Agreement prohibits TRS II and the other Stockholder Parties from transferring shares of the Company’s common stock received in connection with the Business Combination on the Closing Date prior to April 6, 2022, subject to certain exceptions.

TRS II and its permitted transferees will no longer be entitled to nominate a director to the Board if they (i) collectively, at any point after the Closing Date, do not hold at least fifty percent of the outstanding Class A Common Stock held by TRS II and its permitted transferees immediately following the closing (assuming exchange of all LLC Units for shares of Class A Common Stock), (ii) become a Competitor (as defined in the Stockholders Agreement) of the Issuer, (iii) initiate a legal proceeding against the Issuer or any member of the Board or (iv) obtain the right to designate or appoint a member of or observer to the board of directors (or similar governing body) of any Competitor of the Issuer.

Moreover, each of the Stockholder Parties agreed, until the Sunset Date (as defined in the Stockholders’ Agreement), (i) to take all necessary action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its Voting Shares (as defined in the Stockholders’ Agreement), whether at any annual or special meeting, by written consent or otherwise, so as to vote its Voting Shares on all matters submitted to the stockholders of the Issuer in accordance with the recommendation of the Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of such party’s equity securities of the Issuer that would prohibit such party from casting such votes in accordance with clause (i) of this paragraph.

CUSIP No. 00217D100	13D	Page 6 of 11 pages

Registration Rights Agreement

In connection with the closing of the Business Combination, NPA, the AST Equityholders (as defined in the Registration Rights Agreement) and NPA Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has granted the Holders (as defined in the Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement). Subject to the terms and conditions of the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights and piggyback registration rights.

The foregoing descriptions of the Equity Purchase Agreement, Subscription Agreement, A&R Operating Agreement, Stockholders’ Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are each attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, in their position as a securityholder of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 00217D100	13D	Page 7 of 11 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•

Amount beneficially owned: 4,670,657 shares of Class A Common Stock, comprised of 2,500,000 shares of Class A Common Stock and 2,170,657 shares of Class B Common Stock and LLC Units. As described above, each LLC Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

•	Percent of Class: 8.6%

•	Number of shares the Reporting Person has:

•

Sole power to vote or direct the vote: 4,670,657 shares of Class A Common Stock and 2,170,657 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights.

•	Shared power to vote: 0

•

Sole power to dispose or direct the disposition of: 4,670,657 shares of Class A Common Stock, comprised of 2,500,000 shares of Class A Common Stock and 2,170,657 shares of Class B Common Stock and LLC Units. As described above, each LLC Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

•	Shared power to dispose or direct the disposition of: 0

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c)

Except as described in this Schedule 13D, during the past 60 days, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof, have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 00217D100	13D	Page 8 of 11 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement dated April 16, 2021.

2	Equity Purchase Agreement, dated as of December 15, 2020, by and among AST & Science LLC, New Providence Acquisition Corp., New Providence Management LLC, the AST Existing Equityholder Representative and the AST Existing Equityholders listed on Annex A thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

3	Fifth Amended and Restated Operating Agreement of AST & Science, LLC, dated as of April 6, 2021 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

4	Stockholders Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

5	Registration Rights Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

6	Form of Subscription Agreement, dated as of December 15, 2020, by and among New Providence Acquisition Corp. and ATC TRS II LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

CUSIP No. 00217D100	13D	Page 9 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2021

American Tower Corporation

By:	/s/ Michael McCormack
Name:	Michael McCormack
Title:	Authorized Person

ATC TRS II LLC

By:	/s/ Michael McCormack
Name:	Michael McCormack
Title:	Authorized Person

CUSIP No. 00217D100	13D	Page 10 of 11 pages

Schedule I

Name	Business Address	Principal Occupation or Employment

Board of Directors of American Tower

Thomas A. Bartlett	116 Huntington Avenue Boston, Massachusetts 02116	Director

Raymond P. Dolan	116 Huntington Avenue Boston, Massachusetts 02116	Director

Kenneth R. Frank	116 Huntington Avenue Boston, Massachusetts 02116	Director

Robert D. Hormats	116 Huntington Avenue Boston, Massachusetts 02116	Director

Gustavo Lara Cantu	116 Huntington Avenue Boston, Massachusetts 02116	Director

Grace D. Lieblein	116 Huntington Avenue Boston, Massachusetts 02116	Director

Craig Macnab	116 Huntington Avenue Boston, Massachusetts 02116	Director

JoAnn A. Reed	116 Huntington Avenue Boston, Massachusetts 02116	Director

Pamela D. A. Reeve	116 Huntington Avenue Boston, Massachusetts 02116	Director

David E. Sharbutt	116 Huntington Avenue Boston, Massachusetts 02116	Director

Bruce L. Tanner	116 Huntington Avenue Boston, Massachusetts 02116	Director

Samme L. Thompson	116 Huntington Avenue Boston, Massachusetts 02116	Director

Executive Officers of American Tower and TRS II

Thomas A. Bartlett	116 Huntington Avenue Boston, Massachusetts 02116	President and Chief Executive Officer

Rodney M. Smith	116 Huntington Avenue Boston, Massachusetts 02116	Executive Vice President, Chief Financial Officer and Treasurer

Edmund DiSanto	116 Huntington Avenue Boston, Massachusetts 02116	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

CUSIP No. 00217D100	13D	Page 11 of 11 pages

Name	Business Address	Principal Occupation or Employment

Sanjay Goel	116 Huntington Avenue Boston, Massachusetts 02116	Executive Vice President and President, Asia-Pacific

Olivier Puech	116 Huntington Avenue Boston, Massachusetts 02116	Executive Vice President and President, Latin America and EMEA

Amit Sharma	116 Huntington Avenue Boston, Massachusetts 02116	Executive Vice President, Special Advisor and Chairman, Asia-Pacific

Steven O. Vondran	116 Huntington Avenue Boston, Massachusetts 02116	Executive Vice President and President, U.S. Tower Division